SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing streamlines
senior management

Denver, Colorado and Montpellier, France – January 7, 2003 — Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world’s leading conferencing specialist, has announced the realignment and streamlining of its senior management. All appointments are effective immediately.

This initiative finalizes the reorganizations executed in 2002, as part of a cost reduction effort to improve financial performance. The number of employees has been reduced by approximately 30% since the completion of the Vialog and Astound acquisitions in May 2001. With now 1,200 employees in the company, the senior management structure of Genesys can now be streamlined to deliver better and more cohesive teamwork.

–	Jim Huzell, President of the Group, will continue to lead the back office function of the company and serve as acting head of R&D. In addition, Product Management will now report into Huzell and thus be closer to the R&D function of the Group.

–	The position of Chief Operating Officer is discontinued and Kailash Ambwani will pursue other opportunities outside Genesys Conferencing.

–	Margie Medalle, CEO-MD of Genesys Conferencing North America, Jim Lysinger, EVP-MD of Genesys Conferencing Europe, and Olivier Fourcade, EVP-MD Asia-Pacific, will now report directly into François Legros, CEO.

–	Denise Axelsson-Persson, formerly VP Marketing, is promoted to EVP Marketing, Global Sales Coordination and Strategic Partnerships. In her expanded role she will report directly into François Legros.

–	The position of EVP Global Operation, Network and Infrastructure is discontinued, and Andrew Pearce will pursue other opportunities outside Genesys Conferencing.

–	Shelly Robertson, formerly VP Global Call Centers is promoted to EVP of Production and Infrastructures.

–	Gary Vilardi, formerly VP Strategic Accounts, is promoted to EVP Sales for North America. The position of EVP Sales and Marketing is discontinued, and David Rosenberg has consequently left the Group.

Genesys expects this reorganization to generate approximately €1.5 million annualized savings, and the company will record a provision for employee separation costs of 0.9 million euros in Q4 2002.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout North America, Europe and Asia Pacific. Genesys Conferencing’s ordinary shares are listed on the Nouveau Marché in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Press Relations
Phone: +1 415 608 6651

Genesys Conferencing’s ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market
Euronextg: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP
www.genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2003

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer